UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

Amendment No.: 0

Name of Issuer: Waters CORP

Title of Class of Securities:  Common Stock

CUSIP Number: 941848103


  (Date of Event Which Requires Filing of this Statement)

                     December 31, 2018

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/X/ Rule 13d-l(b)
/ / Rule 13d-l(c)
/ / Rule 13d-l(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number: 941848103

1.  Name of Reporting Person
    Fundsmith LLP

2.  Check the Appropriate Box if a Member of a Group
         a. / /
         b. / /

3.  SEC Use Only

4.  Citizenship or Place of Organization
         United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person
With:

5.  Sole Voting Power:
         4,933,327

6.  Shared Voting Power:
         NONE

7.  Sole Dispositive Power:
         4,983,259

8.  Shared Dispositive Power:
         NONE

9.  Aggregate Amount Beneficially Owned by Each Reporting
Person
         4,983,259

10. Check Box if the Aggregate Amount in Row (9) Excludes
    Certain Shares  / /

11. Percent of Class Represented by Amount in Row (9)
         6.58%

12. Type of Reporting Person
         IA

Item 1(a) Name of Issuer:
          Waters CORP

      (b) Address of Issuer's Principal Executive Offices:
          34 Maple Street, Milford MA 01757, United States

Item 2(a) - (c).  Name, Principal Business Address, and
Citizenship of Persons Filing:

         Fundsmith LLP
         33 Cavendish Square, London, UK, W1G 0PQ

    (d)  Title of Class of Securities:  Common Stock

    (e)  CUSIP Number: 941848103

Item 3.  This statement is filed pursuant to Rule
13d-1(b)(1).

    / /  Broker or Dealer registered under Section 15 of the
         Act.

    /x/  An investment adviser in accordance with Rule 13d-1(b)(1) (ii)(E)

 Item 4. Ownership.
         (a) Amount Beneficially Owned:            4,983,259
         (b) Percent of Class:                     6.58%
         (c)  (i) shares with sole power to vote or direct
              the vote:                            4,933,327
              (ii) shared power to vote or direct the vote:
                                                   NONE
              (iii) shares with sole power to dispose or to
              direct the disposition of:           4,983,259
              (iv) shares with shared power to dispose or
              direct the disposition of:           NONE

Item 5.  Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following / /.

Item 6.  Ownership of More than Five Percent on Behalf of
Another Person.

         N/A

Item 7.  Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported by the Parent
Holding Company.

         N/A

Item 8.  Identification and Classification of Members of the
Group.

         N/A

Item 9.  Notice of Dissolution of the Group.

         N/A

Item 10. Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




By: /s/ Simon Godwin                         February 14, 2019
   _________________________                _________________
   Title: Executive Vice-President          Date